GLOBAL FUTURE CITY HOLDING INC.

301 Brea Canyon Road

Walnut, California 91789

June 8, 2015

VIA EMAIL AND EDGAR SUBMISSION

Daniel Greenspan

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Global Future City Holding, Inc.
Registration Statement on Form S-1
Filed May 8, 2015
File No. 333-204005

Dear Mr. Greenspan:

Global Future City Holding Inc., a Nevada corporation (the “Company, “ we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 27, 2015 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-204005) (the “Registration Statement”) filed with the Commission on May 8, 2015.

This letter sets forth the sole comment of the Staff in the Comment Letter and sets forth the Company’s response. In addition, we have simultaneously filed Amendment No. 1 to the Registration Statement.

General

1. We note that you have submitted a no-action request that is currently pending resolution. Please revise your registration statement to provide expanded disclosure concerning your contemplated business operations related to EGD that is substantially as descriptive as the background discussion of such proposed operations in your letter requesting no-action relief. Among other things, please address with more specificity:

•	the nature of EGD and “Rewarded” EGD;
•	the specific services your various subsidiaries will provide;
•	the mechanics of your loyalty program; and
•	all the ways in which your business will utilize EGDs to the extent not already addressed in response to the prior bullets.

Please also briefly describe the legal issues with respect to which you are seeking guidance from the staff and the status of your request. In addition, please explain how the company and its contemplated deployment of its EGD program will be impacted if the staff does not grant the requested relief.

Response: Amendment No. 1 to the Registration Statement expands our disclosure concerning our contemplated business operations related to EGD and addresses said operations with more specificity. Our revised disclosure includes a description of the legal issues and status of the no-action request and explains how the company’s deployment of its EGD program will be impacted if the Staff does not grant the requested no-action relief.

1

Response of Global Future City Holding, Inc.

to Staff Comment Letter of June 4, 2015

We acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call us at (949) 582-5933 or our counsel, Lawrence Horwitz of Horwitz + Armstrong, LLP at (949) 540-6540.

Sincerely,

/s/ Lei Pei

Lei Pei

Chief Executive Officer and

Chief Financial Officer